Mail Stop 3561

March 18, 2008

Mr. K. Scott Gray
Senior Vice President and Chief Financial Officer
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

> **Re:** **Luby's Inc.**
> **Form 10-K for the year ended August 29, 2007**
> **Filed November 9, 2007**
> **File No. 001-08308**

Dear Mr. Gray:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant